UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 2)1

Cars.com Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

14575E105

(CUSIP Number)

JEFFREY C. SMITH

STARBOARD VALUE LP

777 Third Avenue, 18th Floor

New York, New York 10017

(212) 845-7977

STEVE WOLOSKY, ESQ.

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 14, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14575E105

1	NAME OF REPORTING PERSON

STARBOARD VALUE LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		6,377,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

6,377,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,377,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.9%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 14575E105

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		4,754,300
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

4,754,300
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,754,300
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.6%
14	TYPE OF REPORTING PERSON

CO

3

CUSIP No. 14575E105

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY S LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		563,533
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

563,533
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

563,533
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 14575E105

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY C LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		316,276
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

316,276
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

316,276
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

5

CUSIP No. 14575E105

1	NAME OF REPORTING PERSON

STARBOARD VALUE R LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		316,276
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

316,276
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

316,276
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

6

CUSIP No. 14575E105

1	NAME OF REPORTING PERSON

STARBOARD VALUE R GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		316,276
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

316,276
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

316,276
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

7

CUSIP No. 14575E105

1	NAME OF REPORTING PERSON

STARBOARD VALUE GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		6,377,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

6,377,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,377,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.9%
14	TYPE OF REPORTING PERSON

OO

8

CUSIP No. 14575E105

1	NAME OF REPORTING PERSON

STARBOARD PRINCIPAL CO LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		6,377,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

6,377,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,377,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.9%
14	TYPE OF REPORTING PERSON

PN

9

CUSIP No. 14575E105

1	NAME OF REPORTING PERSON

STARBOARD PRINCIPAL CO GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		6,377,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

6,377,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,377,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.9%
14	TYPE OF REPORTING PERSON

OO

10

CUSIP No. 14575E105

1	NAME OF REPORTING PERSON

JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		6,377,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

6,377,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,377,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.9%
14	TYPE OF REPORTING PERSON

IN

11

CUSIP No. 14575E105

1	NAME OF REPORTING PERSON

MARK R. MITCHELL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		6,377,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

6,377,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,377,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.9%
14	TYPE OF REPORTING PERSON

IN

12

CUSIP No. 14575E105

1	NAME OF REPORTING PERSON

PETER A. FELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		6,377,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

6,377,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,377,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.9%
14	TYPE OF REPORTING PERSON

IN

13

CUSIP No. 14575E105

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Starboard V&O Fund, Starboard S LLC and Starboard C LP and held in the Starboard Value LP Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 4,754,300 Shares beneficially owned by Starboard V&O Fund is approximately $124,631,694, excluding brokerage commissions. The aggregate purchase price of the 563,533 Shares beneficially owned by Starboard S LLC is approximately $14,787,394, excluding brokerage commissions. The aggregate purchase price of the 316,276 Shares beneficially owned by Starboard C LP is approximately $8,238,991, excluding brokerage commissions. The aggregate purchase price of the 742,891 Shares held in the Starboard Value LP Account is approximately $20,160,888, excluding brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 71,625,610 Shares outstanding, as of October 25, 2017, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2017.

A.	Starboard V&O Fund
(a)	As of the close of business on February 16, 2018, Starboard V&O Fund beneficially owned 4,754,300 Shares.

Percentage: Approximately 6.6%

(b)	1. Sole power to vote or direct vote: 4,754,300
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,754,300
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard V&O Fund since the filing of Amendment No.1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
B.	Starboard S LLC
(a)	As of the close of business on February 16, 2018, Starboard S LLC beneficially owned 563,533 Shares.

Percentage: Less than 1%

14

CUSIP No. 14575E105

(b)	1. Sole power to vote or direct vote: 563,533
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 563,533
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard S LLC since the filing of Amendment No.1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
C.	Starboard C LP
(a)	As of the close of business on February 16, 2018, Starboard C LP beneficially owned 316,276 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 316,276
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 316,276
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard C LP since the filing of Amendment No.1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
D.	Starboard R LP
(a)	Starboard R LP, as the general partner of Starboard C LP, may be deemed the beneficial owner of the 316,276 shares owned by Starboard C LP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 316,276
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 316,276
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard R LP has not entered into any transactions in the Shares since the filing of Amendment No.1 to the Schedule 13D. The transactions in the Shares on behalf of Starboard C LP since the filing of Amendment No.1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
E.	Starboard R GP
(a)	Starboard R GP, as the general partner of Starboard R LP, may be deemed the beneficial owner of the 316,276 shares owned by Starboard C LP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 316,276
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 316,276
4. Shared power to dispose or direct the disposition: 0

15

CUSIP No. 14575E105

(c)	Starboard R GP has not entered into any transactions in the Shares since the filing of Amendment No.1 to the Schedule 13D. The transactions in the Shares on behalf of Starboard C LP since the filing of Amendment No.1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
F.	Starboard Value LP
(a)

As of the close of business on February 16, 2018, 742,891 Shares were held in the Starboard Value LP Account. Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP and the Starboard Value LP Account and the manager of Starboard S LLC, may be deemed the beneficial owner of the (i) 4,754,300 Shares owned by Starboard V&O Fund, (ii) 563,533 Shares owned by Starboard S LLC, (iii) 316,276 Shares owned by Starboard C LP, and (iv) 742,891 Shares held in the Starboard Value LP Account.

Percentage: Approximately 8.9%

(b)	1. Sole power to vote or direct vote: 6,377,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 6,377,000
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC and Starboard C LP since the filing of Amendment No.1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
G.	Starboard Value GP
(a)

Starboard Value GP, as the general partner of Starboard Value LP, may be deemed the beneficial owner of the (i) 4,754,300 Shares owned by Starboard V&O Fund, (ii) 563,533 Shares owned by Starboard S LLC, (iii) 316,276 Shares owned by Starboard C LP, and (iv) 742,891 Shares held in the Starboard Value LP Account.

Percentage: Approximately 8.9%

(b)	1. Sole power to vote or direct vote: 6,377,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 6,377,000
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard Value GP has not entered into any transactions in the Shares since the filing of Amendment No.1 to the Schedule 13D. The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and through the Starboard Value LP Account since the filing of Amendment No.1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
16

CUSIP No. 14575E105

H.	Principal Co
(a)

Principal Co, as a member of Starboard Value GP, may be deemed the beneficial owner of the (i) 4,754,300 Shares owned by Starboard V&O Fund, (ii) 563,533 Shares owned by Starboard S LLC, (iii) 316,276 Shares owned by Starboard C LP, and (iv) 742,891 Shares held in the Starboard Value LP Account.

Percentage: Approximately 8.9%

(b)	1. Sole power to vote or direct vote: 6,377,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 6,377,000
4. Shared power to dispose or direct the disposition: 0

(c)	Principal Co has not entered into any transactions in the Shares since the filing of Amendment No.1 to the Schedule 13D. The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and through the Starboard Value LP Account since the filing of Amendment No.1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
I.	Principal GP
(a)

Principal GP, as the general partner of Principal Co, may be deemed the beneficial owner of the (i) 4,754,300 Shares owned by Starboard V&O Fund, (ii) 563,533 Shares owned by Starboard S LLC, (iii) 316,276 Shares owned by Starboard C LP, and (iv) 742,891 Shares held in the Starboard Value LP Account.

Percentage: Approximately 8.9%

(b)	1. Sole power to vote or direct vote: 6,377,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 6,377,000
4. Shared power to dispose or direct the disposition: 0

(c)	Principal GP has not entered into any transactions in the Shares since the filing of Amendment No.1 to the Schedule 13D. The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and through the Starboard Value LP Account since the filing of Amendment No.1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
J.	Messrs. Smith, Mitchell and Feld
(a)

Each of Messrs. Smith, Mitchell and Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 4,754,300 Shares owned by Starboard V&O Fund, (ii) 563,533 Shares owned by Starboard S LLC, (iii) 316,276 Shares owned by Starboard C LP, and (iv) 742,891 Shares held in the Starboard Value LP Account.

Percentage: Approximately 8.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 6,377,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 6,377,000

17

CUSIP No. 14575E105

(c)	None of Messrs. Smith, Mitchell or Feld has entered into any transactions in the Shares since the filing of Amendment No.1 to the Schedule 13D. The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and through the Starboard Value LP Account since the filing of Amendment No.1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

As previously disclosed in the Schedule 13D and Amendment No. 1 thereto, Starboard V&O Fund entered into forward purchase contracts with Credit Suisse as the counterparty (the “Forward Contracts”). On February 15, 2018, Starboard V&O Fund exercised the remaining Forward Contracts and thereby acquired 1,550,000 Shares in the aggregate. Starboard V&O Fund is no longer a party to any forward purchase contracts.

18

CUSIP No. 14575E105

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2018

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

By: Starboard Value LP,

its investment manager

Starboard Value and Opportunity S LLC

By: Starboard Value LP,

its manager

Starboard Value and Opportunity C LP

By: Starboard Value R LP,

its general partner

STARBOARD VALUE R LP

By: Starboard Value R GP LLC,

its general partner

STARBOARD VALUE LP

By: Starboard Value GP LLC,

its general partner

STARBOARD VALUE GP LLC By: Starboard Principal Co LP, its member STARBOARD PRINCIPAL CO LP By: Starboard Principal Co GP LLC, its general partner STARBOARD PRINCIPAL CO GP LLC Starboard Value R GP LLC

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

/s/ Jeffrey C. Smith

Jeffrey C. Smith
Individually and as attorney-in-fact for Mark R. Mitchell and Peter A. Feld

19

CUSIP No. 14575E105

SCHEDULE A

Transactions in the Shares Since the Filing of Amendment No. 1 the Schedule 13D

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

Sale of Common Stock	(367,373)	31.1960	01/11/2018
Sale of Common Stock	(6,450)	31.2535	01/11/2018
Purchase of Common Stock	162,131	29.9043	01/12/2018
Purchase of Common Stock	162,131	29.9043	01/12/2018
Purchase of Common Stock	12,088	30.7948	01/12/2018
Purchase of Common Stock	12,089	30.7948	01/12/2018
Purchase of Common Stock	3,179	30.8044	01/12/2018
Purchase of Common Stock	3,179	30.8044	01/12/2018
Purchase of Common Stock	7,852	30.8083	01/12/2018
Purchase of Common Stock	7,851	30.8083	01/12/2018
Purchase of Common Stock	37,050	29.5429	01/24/2018
Purchase of Common Stock	37,050	29.5429	01/24/2018
Purchase of Common Stock	741	29.5452	01/26/2018
Purchase of Common Stock	741	29.5452	01/26/2018
Purchase of Common Stock	49,425	29.7292	01/30/2018
Purchase of Common Stock	49,425	29.7292	01/30/2018
Purchase of Common Stock	2,816	29.7401	01/30/2018
Purchase of Common Stock	2,816	29.7401	01/30/2018
Purchase of Common Stock	64,838	29.7887	01/30/2018
Purchase of Common Stock	64,837	29.7887	01/30/2018
Purchase of Common Stock	12,597	29.9085	01/30/2018
Purchase of Common Stock	12,597	29.9085	01/30/2018
Purchase of Common Stock	55,574	29.7650	01/31/2018
Purchase of Common Stock	55,575	29.7650	01/31/2018
Purchase of Common Stock	18,500	29.2335	02/01/2018
Purchase of Common Stock	18,500	29.2335	02/01/2018
Purchase of Common Stock	6,484	28.0943	02/14/2018
Purchase of Common Stock	6,484	28.0943	02/14/2018
Purchase of Common Stock	42,349	28.1058	02/14/2018
Purchase of Common Stock	42,349	28.1058	02/14/2018
Purchase of Common Stock	11,100	28.3800	02/14/2018
Purchase of Common Stock	11,100	28.3800	02/14/2018
Purchase of Common Stock	14,067	28.3876	02/14/2018
Purchase of Common Stock	14,067	28.3876	02/14/2018
Purchase of Common Stock	27,864	28.3973	02/15/2018
Purchase of Common Stock	27,864	28.3973	02/15/2018
Purchase of Common Stock	62,528	28.7425	02/15/2018
Purchase of Common Stock	62,528	28.7425	02/15/2018
Purchase of Common Stock	2,108	28.7974	02/15/2018
Purchase of Common Stock	2,108	28.7974	02/15/2018
Exercise of Forward Contract	1,550,000	25.7466	02/15/2018

Purchase of Common Stock	37,000	28.8786	02/16/2018
Purchase of Common Stock	37,000	28.8786	02/16/2018
Purchase of Common Stock	3,293	29.0450	02/16/2018
Purchase of Common Stock	3,293	29.0450	02/16/2018
Purchase of Common Stock	70,707	29.1928	02/16/2018
Purchase of Common Stock	70,707	29.1928	02/16/2018

CUSIP No. 14575E105

Starboard Value and Opportunity S LLC

Sale of Common Stock	(43,082)	31.1960	01/11/2018
Sale of Common Stock	(756)	31.2535	01/11/2018
Purchase of Common Stock	39,384	29.9043	01/12/2018
Purchase of Common Stock	2,937	30.7948	01/12/2018
Purchase of Common Stock	772	30.8044	01/12/2018
Purchase of Common Stock	1,907	30.8083	01/12/2018
Purchase of Common Stock	9,000	29.5429	01/24/2018
Purchase of Common Stock	180	29.5452	01/26/2018
Purchase of Common Stock	12,006	29.7292	01/30/2018
Purchase of Common Stock	684	29.7401	01/30/2018
Purchase of Common Stock	15,750	29.7887	01/30/2018
Purchase of Common Stock	3,060	29.9085	01/30/2018
Purchase of Common Stock	13,500	29.7650	01/31/2018
Purchase of Common Stock	4,500	29.2335	02/01/2018
Purchase of Common Stock	1,577	28.0943	02/14/2018
Purchase of Common Stock	10,301	28.1058	02/14/2018
Purchase of Common Stock	2,700	28.3800	02/14/2018
Purchase of Common Stock	3,421	28.3876	02/14/2018
Purchase of Common Stock	6,778	28.3973	02/15/2018
Purchase of Common Stock	15,210	28.7425	02/15/2018
Purchase of Common Stock	513	28.7974	02/15/2018

Purchase of Common Stock	9,000	28.8786	02/16/2018
Purchase of Common Stock	801	29.0450	02/16/2018
Purchase of Common Stock	17,199	29.1928	02/16/2018

Starboard Value and Opportunity C LP

Sale of Common Stock	(24,077)	31.1960	01/11/2018
Sale of Common Stock	(423)	31.2535	01/11/2018
Purchase of Common Stock	22,317	29.9043	01/12/2018
Purchase of Common Stock	1,664	30.7948	01/12/2018
Purchase of Common Stock	438	30.8044	01/12/2018
Purchase of Common Stock	1,081	30.8083	01/12/2018
Purchase of Common Stock	5,100	29.5429	01/24/2018
Purchase of Common Stock	102	29.5452	01/26/2018
Purchase of Common Stock	6,803	29.7292	01/30/2018
Purchase of Common Stock	387	29.7401	01/30/2018
Purchase of Common Stock	8,925	29.7887	01/30/2018
Purchase of Common Stock	1,734	29.9085	01/30/2018
Purchase of Common Stock	7,651	29.7650	01/31/2018
Purchase of Common Stock	2,550	29.2335	02/01/2018
Purchase of Common Stock	894	28.0943	02/14/2018
Purchase of Common Stock	5,837	28.1058	02/14/2018
Purchase of Common Stock	1,530	28.3800	02/14/2018
Purchase of Common Stock	1,939	28.3876	02/14/2018
Purchase of Common Stock	3,841	28.3973	02/15/2018
Purchase of Common Stock	8,618	28.7425	02/15/2018
Purchase of Common Stock	291	28.7974	02/15/2018

Purchase of Common Stock	5,100	28.8786	02/16/2018
Purchase of Common Stock	454	29.0450	02/16/2018
Purchase of Common Stock	9,746	29.1928	02/16/2018

CUSIP No. 14575E105

STARBOARD VALUE LP

(Through the Starboard Value LP Account)

Sale of Common Stock	(56,841)	31.1960	01/11/2018
Sale of Common Stock	(998)	31.2535	01/11/2018
Purchase of Common Stock	51,637	29.9043	01/12/2018
Purchase of Common Stock	3,850	30.7948	01/12/2018
Purchase of Common Stock	1,012	30.8044	01/12/2018
Purchase of Common Stock	2,501	30.8083	01/12/2018
Purchase of Common Stock	11,800	29.5429	01/24/2018
Purchase of Common Stock	236	29.5452	01/26/2018
Purchase of Common Stock	15,741	29.7292	01/30/2018
Purchase of Common Stock	897	29.7401	01/30/2018
Purchase of Common Stock	20,650	29.7887	01/30/2018
Purchase of Common Stock	4,012	29.9085	01/30/2018
Purchase of Common Stock	17,700	29.7650	01/31/2018
Purchase of Common Stock	5,950	29.2335	02/01/2018
Purchase of Common Stock	2,086	28.0943	02/14/2018
Purchase of Common Stock	13,621	28.1058	02/14/2018
Purchase of Common Stock	3,570	28.3800	02/14/2018
Purchase of Common Stock	4,524	28.3876	02/14/2018
Purchase of Common Stock	8,961	28.3973	02/15/2018
Purchase of Common Stock	20,110	28.7425	02/15/2018
Purchase of Common Stock	678	28.7974	02/15/2018

Purchase of Common Stock	11,900	28.8786	02/16/2018
Purchase of Common Stock	1,059	29.0450	02/16/2018
Purchase of Common Stock	22,741	29.1928	02/16/2018